

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 13, 2020

Eric Seeton
Chief Financial Officer
Franchise Group, Inc.
2387 Liberty Way
Virginia Beach, VA 23456

> **Re: Franchise Group, Inc.**
> **Form 10-KT for the transition period ended December 28, 2019**
> **Filed April 24, 2020**
> **Form 8-K filed August 5, 2020**
> **File No. 001-35588**

Dear Mr. Seeton:

 We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 Sincerely,

 Division of Corporation Finance
 Office of Real Estate & Construction